[Letterhead of BlackRock, Inc.]

September 28, 2016

VIA EDGAR

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc.

Registration Statement on Form S-3

Filed August 15, 2016

File No. 333-213143

Dear Mr. King:

On behalf of BlackRock, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by email, dated September 7, 2016 (the “Comment Letter”), relating to the Company’s registration statement on Form S-3 (File No. 333-213143) that was filed on August 15, 2016 (the “Registration Statement”). The headings of this letter correspond to the headings contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Prospectus Cover Page

1.	We note you may issue warrants and subscription rights that, upon exercise, could entitle security holders to purchase “other securities,” which you do not identify. Please tell us why you believe you do not need to register these other securities as part of this transaction.

In response to the Staff’s comment, the Company has revised the disclosure to eliminate the references to “other securities” with respect to the securities that may be purchased upon the exercise of warrants or subscription rights offered pursuant to the Registration Statement. Please see revised pages 5, 12, 17, 18, 19 and the cover page of the prospectus in Amendment No. 1.

Description of Capital Stock, page 12

2.	In the introductory paragraph, please delete the qualification with respect to the Delaware General Corporation Law. Please make conforming changes on pages 12 (Preferred Stock) and 15 (Common Stock). Please see Securities Act Rule 411(a).

In response to the Staff’s comment, the Company has revised the introductory paragraph to eliminate the qualification with respect to Delaware General Corporation Law and made conforming changes on pages 12 and 15 of the prospectus in Amendment No. 1.

Dietrich A. King

Assistant Director

Office of Financial Services

September 28, 2016

Preferred Stock, page 12

3.	We note the disclosure in the sixth bullet on page 13 that you may issue preferred stock which may convert or exchange “into the stock or other securities of any other corporation or entity.” To the extent you offer and sell the underlying third party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03. If, however, such securities are not third party securities, please tell us how the conversion or exchange will comply with Section 5 of the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure to eliminate the references to other securities and underlying third party securities with respect to any preferred stock offered pursuant to the Registration Statement. Please see revised pages 5, 13 and the cover page of the prospectus in Amendment No. 1.

Description of Stock Purchase Contracts and Stock Purchase Units, page 19

4.	We note that you may issue purchase contracts for the purchase of certain reference assets, including securities. However, it is not clear how these contracts should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase the reference assets, or alternatively obligate holders of these contracts to sell to you and for you to purchase the reference assets. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations under these contracts. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

The Company has revised the disclosure to eliminate the references to stock purchase contracts, stock purchase units and the securities underlying them. Please see revised pages i, 19, 23 and the cover page of the prospectus in Amendment No. 1 and the registration fee table and exhibit lists in Amendment No. 1.

Dietrich A. King

Assistant Director

Office of Financial Services

September 28, 2016

5.	We note that the “stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of . . . debt securities or debt obligations of third parties (including United States treasury securities or other stock purchase contracts), that would secure the holders’ obligations to purchase or to sell, as the case may be, common stock, or preferred stock under the stock purchase contract.” To the extent you offer and sell the underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

The Company has revised the disclosure to eliminate the references to stock purchase contracts and stock purchase units, including the references to underlying third party debt obligations. Please see revised pages i, 19 and the cover page of the prospectus in Amendment No. 1.

Dietrich A. King

Assistant Director

Office of Financial Services

September 28, 2016

Plan of Distribution, page 20

6.	We note in the first full paragraph on page 21 that under certain circumstances you appear to anticipate unspecified third parties relying on the prospectus in this registration statement or an applicable prospectus supplement to effect transactions in securities for their own account. Please tell us the basis on which such transactions would be covered by this registration statement. In this regard, we note that you do not appear to be eligible to rely on Rule 430B.

In response to the Staff’s comment, the Company has revised the disclosure to eliminate the references to unspecified third parties relying on the Registration Statement to effect transactions in securities for their own account. Please see revised pages 20 and 21 of the prospectus in Amendment No. 1.

Exhibit Index

7.	Please file a signed legal opinion with a pre-effective amendment. For guidance, please refer to Section II.B.2.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have filed a signed legal opinion as Exhibit 5.1 to Amendment No. 1.

Dietrich A. King

Assistant Director

Office of Financial Services

September 28, 2016

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8485 or Daniel R. Waltcher at (212) 810-3425 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Matthew J. Mallow
Matthew J. Mallow, Esq.
Senior Managing Director and Chief Legal Officer

cc:	Christopher J. Meade, Esq.

Stacy J. Kanter, Esq.